SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

Walter Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

93317 Q 10 5

(CUSIP Number)

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2002

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93317 Q 10 5                  13D                    Page 2 of 4 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Asbestos Settlement Trust     59-3304089
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
          N/A                                                          (b) [ ]

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          N/A
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER
        NUMBER OF
         SHARES                      3,988,218
      BENEFICIALLY           ------- -------------------------------------------
        OWNED BY              8      SHARED VOTING POWER
          EACH
        REPORTING            ------- -------------------------------------------
       PERSON WITH            9      SOLE DISPOSITIVE POWER

                                     3,988,218
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,988,218
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.99%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7,
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 6 further amends the Schedule 13D in the following respects:

Item 5.   Interest in Securities of Issuer.

(a)	See page 2, nos. 11 and 13.

(b)	See page 2, nos. 7-10.

(c)	Since the July 30, 2002 Amendment No. 5 to the Schedule 13D, the Trust sold 550,944 shares of Walter Industries, Inc. Common Stock through open market sales. After the sales, the Trust owns 3,988,218 shares, or approximately 8.99%, of the outstanding Common Stock of Walter Industries, Inc. The following transactions were effected since July 30, 2002 by the Trust:

Sale Date 8/1/02 8/2/02 8/5/02 8/6/02 8/7/02 8/8/02 8/14/02 8/15/02 8/16/02 8/19/02 8/26/02 8/27/02 9/3/02 9/4/02 9/5/02 9/6/02 9/9/02 9/10/02 9/11/02 9/12/02	Number of Shares Sold 3,700 31,124 8,600 15,100 15,900 31,000 12,200 22,800 50,600 32,200 11,000 15,720 48,000 55,500 29,900 40,000 10,500 44,000 59,300 13,800	Price $12.5741 12.4564 12.1133 11.8254 11.5748 11.5594 12.0921 12.3557 12.2111 12.6968 13.1085 12.9925 12.4352 12.4990 12.5119 12.8226 12.6588 12.5561 12.6915 12.5816

(d)	None.

(e)	Not Applicable.

Page 3 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 17, 2002	THE ASBESTOS SETTLEMENT TRUST Sharon M. Meadows, Trustee By: /s/Gary P. Kreider as Attorney-in-Fact Gary P. Kreider, Attorney-in-Fact

Page 4 of 4 Pages